EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Net Income (Loss)	$0.5	$(1.6)	$9.2	$6.4
Less: Dividend Requirements on Preferred Stock	—	—	0.1	0.1

Net Income Applicable to Common Stock	$0.5	$(1.6)	$9.1	$6.3

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,707	10,887	12,318	10,875

Dilutive Effect of Stock Options and Restricted Stock (000’s)	2	—	3	2

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,709	10,887	12,321	10,877

Earnings Per Share – Basic and Diluted	$0.03	$(0.15)	$0.74	$0.58